BGS Acquisition Subsidiary, Inc.
6342 North Bay Road
Miami Beach, FL 33141

November 27, 2013
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attention: John Reynolds, Assistant Director

Re:	Request for Withdrawal of Registration Statement on Form S-4
BGS Acquisition Subsidiary, Inc. (File No. 333-191030)

Dear Mr. Reynolds:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), BGS Acquisition Subsidiary, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-191030) filed with the Commission on September 6, 2013, Amendment No. 1 to such Registration Statement on Form S-4 filed with the Commission on October 21, 2013, Amendment No. 2 to such Registration Statement on Form S-4 filed with the Commission on November 5, 2013, Amendment No. 3 to such Registration Statement on Form S-4 filed with the Commission on November 15, 2013, Amendment No. 4 to such Registration Statement on Form S-4 filed with the Commission on November 21, 2013 and Amendment No. 5 to such Registration Statement on Form S-4 filed with the Commission on November 26, 2013, in each instance together with all exhibits thereto (collectively, the “Registration Statement”).

No securities were sold or will be sold under the Registration Statement.

The Company anticipated issuing the securities registered pursuant to the Registration Statement in connection with a business combination to be completed on or prior to November 26, 2013. The Company is withdrawing the Registration Statement because the business combination was not consummated and there is no need to register securities therefor.

If you have any questions regarding this request, please contact Cesar Baez at (347) 837-4244.

Sincerely,

BGS Acquisition Subsidiary, Inc.

By:	/s/ Cesar Baez
Name: Cesar Baez
Title: Sole Director and Chief Executive Officer

cc:           Steve Lo (SEC)
Craig Arakawa (SEC)
James Lopez (SEC)
Ruairi Regan (SEC)